Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND

THE INSIDE INFORMATION PROVISIONS

This announcement is made by the Board pursuant to Rule 13.09 of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the Listing Document. Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Listing Document.

STRATEGIC COOPERATION FRAMEWORK AGREEMENT

In accordance with the proposed restructuring of state-owned enterprises into mixed ownership enterprises as proposed by the Guizhou provincial government and Guizhou SASAC, on 13 May 2014, Feishang Enterprise (an associate of Mr. LI Feilie, the Chairman of the Company and the Controlling Shareholder) entered into a strategic cooperation framework agreement (the “Framework Agreement”) with Liu Zhi Group (a state-owned enterprise of the PRC).

The principal terms of the Framework Agreement are as follows:

Date:	13 May 2014

Parties:	(1) Feishang Enterprise

(2) Liu Zhi Group

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, each of Liu Zhi Group and its ultimate beneficial owners and their respective associates, is not a connected person of the Company and is an independent third party not connected with the Company and its connected persons.

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Under the Framework Agreement, among other things, Feishang Enterprise may perform or designate a nominee to perform the obligations of the Framework Agreement. If a nominee is designated to perform the obligations of the Framework Agreement, Liu Zhi Group shall, upon and in accordance with the request of Feishang Enterprise, execute such agreement(s) or document(s) with Feishang Enterprise and/or its nominee to give effect to such arrangement.

Formation of the JV Company:	Under the Framework Agreement, a company with limited liability proposed to be named 六枝工礦煤業有限公司 (Liu Zhi Gong Kuang Coal Company Limited*) (the “JV Company”) shall be established in Guizhou, the PRC by Liu Zhi Group initially. Liu Zhi Group will inject or procure to be injected, by way of capital contribution, among other things, certain coal mining business and related assets (including mining rights) (the “State-owned Assets”) into the JV Company subject to the approval of Guizhou SASAC after valuation of the State-owned Assets. Feishang Enterprise (or its nominee) and the staff of Liu Zhi Group will contribute to the registered capital of the JV Company by way of cash injection. Upon completion of such capital increase, the JV Company will convert into a joint stock company.

It is proposed that the JV Company will be owned as to approximately 54%, 38% and 8% by Feishang Enterprise, Liu Zhi Group, and the staff of Liu Zhi Group, respectively. The proposed capital contribution from the parties are set out in the sub-paragraph “Capital Contribution” below. The actual amount of capital contribution to and shareholding in the JV Company will be determined after the valuation of the State-owned Assets to be injected by Liu Zhi Group into the JV Company.

It is proposed that the parties shall execute a supplemental agreement to the Framework Agreement (the “Supplemental Framework Agreement”) to govern the terms of, among other things, the payment, refund and compensation of the Earnest Deposit (as defined below), as well as the arrangement and deadline relating to the valuation of the State-owned Assets (together with the relevant government approval) within two (2) weeks after signing of the Framework Agreement. Feishang Enterprise shall pay to Liu Zhi Group an earnest deposit of CNY30 million (the “Earnest Deposit”) within two (2) weeks after signing of the Supplemental Framework Agreement. The Earnest Deposit will be applied towards payment of the cash contribution to the JV Company to be made by Feishang Enterprises (or its nominee).

The purpose of the JV Company is to conduct the business of coal mining, processing and sale. Upon completion of the capital increase and restructuring, the JV Company will succeed Liu Zhi Group as a coal mine consolidator. It is contemplated that the JV Company will target for an aggregate annual production capacity of not less than 10 million tonnes and actual production volume of not less than 8 million tonnes in five (5) years’ time after the establishment of the JV Company.

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Scope of Business:	It is proposed that the JV Company will have the following scope of business: coal mining, processing and sale; comprehensive utilisation of coal products (including coal bed methane) development and sale; mine construction, civil engineering, installation of engineering construction, design, coal exploration and washing industry, metals, non-metallic minerals mining industry and other safety evaluation; mine safety rescue, mine safety training, trainings of safety management personnel qualifications and special operations personnel; dealership of mining supplies, industrial parts and chemical products.

Capital Contribution:	In relation to the capital contribution by way of injection of the State-owed Assets by Liu Zhi Group, it is proposed that preference shares and ordinary shares in the JV Company shall be allotted and issued to Liu Zhi Group, of which the preference shares with value of approximately CNY400 million will have a fixed dividend rate of approximately 6% per annum. Such preference shares shall be purchased three (3) years after their issuance either by Feishang Enterprise (or its nominee) solely or by Feishang Enterprise (or its nominee) and the staff of Liu Zhi Group jointly in proportion to their respective shareholding in the issued ordinary shares of the JV Company.

It is contemplated that the cash contribution of approximately CNY1,300 million and CNY193 million to the registered capital of the JV Company shall be made by Feishang Enterprise (or its nominee) and the staff of Liu Zhi Group respectively. In relation to such cash contribution, ordinary shares in the JV Company will be allotted and issued. Such cash contribution by Feishang Enterprise (or its nominee) and the staff of Liu Zhi Group shall be paid in two (2) installments, namely 50% shall be made within 70 days after signing of the shareholders’ agreement in respect of the JV Company and the remaining 50% shall be made within one (1) year after signing of the shareholders’ agreement. As mentioned above, the actual amount of capital contribution to and shareholding in the JV Company will be determined after the valuation of the State-owned Assets to be injected by Liu Zhi Group into the JV Company.

Voting at Shareholders’ Meetings:	Only ordinary shares carry the voting rights that allow holders to vote at the shareholders meetings in proportion to their respective shareholding in the issued ordinary shares of the JV Company. Preference shares carry no voting rights such that holders of which are not allowed to vote at the shareholders’ meeting of the JV Company (save and except the matters as permitted by law).

Composition of the Board of Directors:	It is proposed that the board of directors of the JV Company shall comprise seven (7) directors, of whom two (2) shall be nominated by Liu Zhi Group, four (4) shall be nominated by Feishang Enterprise (or its nominee) and one (1) shall be nominated by the staff of Liu Zhi Group.

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Period of Exclusivity:	Liu Zhi Group shall not enter into discussion with any other third parties in relation to the matters contemplated under the Framework Agreement within three (3) months from the date of the Framework Agreement (the “Period of Exclusivity”). Should Feishang Enterprise (or its nominee) fail to perform its obligations under the Framework Agreement (save and except for the circumstances set out in the paragraph “Termination” below), the Earnest Deposit shall not be refunded to Feishang Enterprise (or its nominee) and Feishang Enterprise (or its nominee) shall compensate Liu Zhi Group for any direct damages arising therefrom.

Termination:	The Framework Agreement may be terminated if:

•	by mutual consent of the parties;

•	Feishang Enterprise or its designated nominee (if the Company and/or its subsidiaries is/are involved) is unable to complete the relevant approval procedure due to the restrictions contained in the Deed of Non-Competition (as defined below);

•	the condition(s) of the Framework Agreement and/or the Supplemental Framework Agreement is/are not fulfilled or the relevant mining rights are not transferred. In such event, Feishang Enterprise shall have the right to terminate the Framework Agreement unilaterally and all sums paid by Feishang Enterprise shall be refunded to Feishang Enterprise;

•	Liu Zhi Group fails to perform certain obligations set out in the Framework Agreement. In such event, Feishang Enterprise shall have the right to terminate the Framework Agreement unilaterally and all sums paid by Feishang Enterprise shall be refunded to Feishang Enterprise; and

•	Feishang Enterprise is not satisfied with the results of due diligence on the State-owned Assets to be injected by Liu Zhi Group into the JV Company (including but not limited to aspects regarding the production cost, production capacity, investment and mine construction period) which shall be completed within two (2) months after signing of the Framework Agreement. In such event, Feishang Enterprise shall have the right to terminate the Framework Agreement unilaterally and all sums paid by Feishang Enterprise shall be refunded to Feishang Enterprise.

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DEED OF NON-COMPETITION

As disclosed in the Listing Document, the Controlling Shareholders, Feishang Energy (an associate of Mr. LI Feilie, the Chairman of the Company and the Controlling Shareholder) and Feishang Enterprise executed the Deed of Non-Competition in favour of the Company on 24 December 2013, pursuant to which each of them has undertaken to, among other things:

•	notify the Company of any business opportunity which directly or indirectly competes or may so compete with the Core Businesses (“New Business Opportunity”), if any of them becomes aware of such business opportunity; and

•	use its best endeavours to procure that New Business Opportunity is first offered to the Company on terms and conditions that are fair and reasonable.

For the purpose of the Deed of Non-Competition, “Core Businesses” shall include the acquisition and exploitation of coal mining rights (including the exploration, construction, development and operation of coal mines) located in Guizhou province in the PRC.

Under the Deed of Non-Competition, each of the Controlling Shareholders, Feishang Energy and Feishang Enterprise has granted to the Company, among the others, the following rights:

(i)	in the case that any Controlling Shareholder, Feishang Energy or Feishang Enterprise (or any of their respective Affiliates) wishes to sell any existing business or develop any new business that directly or indirectly competes, or may so compete with the Core Businesses, the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, and shall procure that their respective Affiliates shall, give the Company the first opportunity to acquire such businesses on terms and conditions that are fair and reasonable and that are not less favourable than the terms they would offer to other third party purchasers;

(ii)	in the case that there is a New Business Opportunity offered to any of the Controlling Shareholders, Feishang Energy, Feishang Enterprise or any of their respective Affiliates (including any coal mine in Guizhou province which Feishang Energy is requested by the relevant regulatory authorities to acquire or consolidate in fulfilling its obligations as a coal mine consolidator), they shall notify the Company of such New Business Opportunity and use their best efforts to ensure that the offeror first offers such New Business Opportunity to the Company on terms and conditions that are fair and reasonable and that are not less favourable than the terms that such offeror would offer to the relevant Controlling Shareholder, Feishang Energy, Feishang Enterprise or any of their respective Affiliates, in each of the cases above, the Company may exercise such rights subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights. The relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, following the exercise of such rights by the Company, as soon as practicable and subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights, do all acts and execute all documents necessary to enable the rights of the Company to take effect.

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In addition, the Company has been granted, for the duration of the non-compete period, the option to purchase, among other things, any interest in the relevant Controlling Shareholder’s, Feishang Energy’s or Feishang Enterprise’s business, including any business of their respective Affiliates, which directly or indirectly competes or is likely compete with the Core Businesses, for consideration to be determined based on the valuation appraised by an independent qualified valuer to be jointly appointed by the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise on the one hand, and the Company on the other hand. Such option may be exercised at any time subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights and the relevant Controlling Shareholder, Feishang Energy or Feishang Enterprise shall, following the exercise of such option by the Company, as soon as practicable and subject to any relevant laws, regulations and applicable Listing Rules and existing third party pre-emptive rights, do all acts and execute all documents necessary to effect such acquisition.

RIGHTS OF FIRST REFUSAL AND FIRST OFFER GRANTED TO THE COMPANY

On 13 May 2014, Feishang Enterprise, pursuant to the Deed of Non-Competition, notified the Company in respect of the proposed formation of the JV Company (the “Proposed Business Opportunity”) and offered to the Company such opportunity to participate in the proposed formation of the JV Company. Since the due diligence on the State-owned Assets has not been completed, the Board is not able to form a view on the quality and quantity of the State-owned Assets, the stage of the development and mining conditions of such assets and the potential synergies with the Group’s existing business and is therefore unable to decide whether to exercise or not the rights of first refusal and first offer to take up the Proposed Business Opportunity at the present stage. As and when the results of the due diligence on the State-owned Assets are available, the Board will consider such results and form a view on whether the exercise of such rights of first refusal and first offer is in the interests of the Company and its Shareholders as a whole or not. The Proposed Business Opportunity may also be considered by the independent non-executive Directors. The Company will make the relevant disclosure in its annual report or interim report, when necessary.

OPTION TO PURCHASE

Under the Deed of Non-competition, the Company has been granted, for the duration of the non-compete period, the option to acquire Feishang Enterprise’s interest in the JV Company to be acquired by Feishang Enterprise. Under the Listing Rules, the exercise or the non-exercise of such option which is at the Company’s discretion will constitute a connected transaction of the Company subject to the relevant requirements under the Listing Rules. The Company will comply with the relevant requirements under the Listing Rules as and when appropriate should it decide to exercise the option to purchase or not (assuming that the JV Company is established pursuant to the Framework Agreement and any other relevant agreement(s)).

The final terms of the proposed formation of the JV Company have yet to be negotiated and finalised and may deviate from those contained in the Framework Agreement. Further announcement(s) will be made by the Company if and when Feishang Enterprise enters into the Supplemental Framework Agreement or when the Period of Exclusivity expires or when there is material development on the proposed formation of the JV Company. Shareholders and potential investors should note that the proposed formation of the JV Company may or may not proceed.

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The Board confirms that the contents of this announcement do not contain any false statements, misleading representations or material omissions, and all of the Directors jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the contents of this announcement.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

Unless the context otherwise requires, the following terms used herein have the following meanings:

“Board”	the board of Directors

“CNY”	Chinese Yuan Renminbi, the lawful currency of the PRC

“Company”	Feishang Anthracite Resources Limited, a company incorporated in the British Virgin Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange

“connected person”	has the meaning ascribed thereto under the Listing Rules

“Deed of Non-Competition”	a deed of non-competition executed by the Controlling Shareholders, Feishang Energy and Feishang Enterprise in favour of the Company on 24 December 2013

“Director(s)”	the director(s) of the Company

“Feishang Energy”	Guizhou Feishang Energy Co., Ltd. (貴州飛尚能源有限公司), a company established in the PRC with limited liability and an associate of Mr. LI Feilie, the Chairman of the Company and the Controlling Shareholder

“Feishang Enterprise”	Feishang Enterprise Group Co., Ltd. (飛尚實業集團有限公司), a company established in the PRC with limited liability and an associate of Mr. LI Feilie, the Chairman of the Company and the Controlling Shareholder

“Group”	the Company and its subsidiaries from time to time

“Guizhou SASAC”	the State-owned Assets Supervision and Administration Commission of Guizhou Province, the PRC

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Document”	the listing document of the Company dated 31 December 2013

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

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“Liu Zhi Group”	六枝工礦（集團）有限責任公司 (Liu Zhi Gong Kuang (Group) Company Limited*), a state-owned enterprise of the PRC

“PRC”	the People’s Republic of China (for the purpose of this announcement, excluding Hong Kong, Macao Special Administrative Region and Taiwan)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
FEISHANG ANTHRACITE RESOURCES LIMITED
LI Feilie
Chairman

Hong Kong, 13 May 2014

As at the date of this announcement, our executive directors are LI Feilie, HAN Weibing, WAN Huojin, TAM Cheuk Ho and WONG Wah On Edward and our independent non-executive directors are LO Kin Cheung, HUANG Zuye and GU Jianshe.

*   for identification purpose only

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